Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2005. This MD&A is dated March 9, 2006. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). This discussion provides Management’s analysis of Acclaim’s historical financial and operating results and provides estimates of Acclaim’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which we define as net earnings before deducting non-cash expenses to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). BOE’s may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Canetic has filed amended consolidated financial statements of Acclaim Energy Trust as at and for the years ended December 31, 2004 and 2003 (the “2004 Amended Financial Statements”). The 2004 Amended Financial Statements include an additional U.S. GAAP reconciliation note required in connection with Canetic’s NYSE listing and also gives retroactive effect to the changes in accounting policies relating to the classification of exchangeable shares and convertible debt. The implementation of these changes in accounting policies reflects new standards or amendments to existing standards for which the effective date of adoption was January 1, 2005.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Canetic undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

Additional information relating to the Trust, including the Annual Information Form is located on SEDAR at www.sedar.com.

SIGNIFICANT EVENT

On December 19, 2005, Acclaim Energy Trust (“Acclaim”) and StarPoint Energy Trust (“StarPoint”) announced they had received the necessary approval of their unitholders to combine the two trusts to form Canetic Resources Trust (“Canetic”). The transaction closed January 5, 2006.

The merger occurred pursuant to a plan of arrangement in which Canadian unitholders could elect to exchange their units on a tax deferred basis. Each Acclaim unitholder received 0.8333 of a new trust unit for each unit held and each StarPoint unitholder received 1.000 new trust unit for each unit they held. In addition, unitholders of both trusts received common shares in TriStar Oil and Gas Ltd., a new publicly traded junior exploration company with assets contributed by both Acclaim and StarPoint.

Canetic is the third largest petroleum and natural gas trust in Canada with a reserve life index on a proven plus probable basis of approximately nine years, production of approximately 75,000 boe/d weighted 60 percent to oil and 40 percent to natural gas, and a reserve base in excess of 230 million boe.

Canetic is being led by Mr. J. Paul Charron as president and CEO, as well as the remainder of Acclaim’s former management team. The Board of Directors consists of nine members and is comprised of former Acclaim Directors with the addition of Mr. Paul Colborne, former President and CEO of StarPoint.

HIGHLIGHTS

•                  Maintained average annual production of more than 40,000 barrel of oil equivalent (“boe/d”) for 2005. Average production increased 21.0 percent to 40,460 boe/d in 2005 compared with 33,421 boe/d in 2004. Production in the fourth quarter totaled 39,541 boe/d compared with 40,227 boe/d in the third quarter of 2005.

•                  Acclaim generated record cash flow of $360.5 million ($3.36 per basic unit) in 2005 compared to $233.5 million ($2.61 per basic unit) in 2004, an increase of 54 percent. Cash flow of $106.5 million ($0.97 per basic unit) in the fourth quarter of 2005 increased 44 percent compared to cash flow of $73.8 million ($0.72 per basic unit) realized in the same period last year, and was also 15 percent higher than cash flow reported for the third quarter of 2005 of $92.7 million ($0.86 per basic unit).

•                  Delivered a total return to unitholders of 45 percent in 2005 and provided consistent monthly distributions of $0.1625 per unit or $1.95 per unit for the year. Compared to cash flow per unit of $3.36, this represents a payout ratio of 58 percent.

•                  Completed the most active development program in Acclaim’s history with development expenditures of $172.2 million. In 2005, Acclaim’s operated program resulted in the drilling of 102 gross (92.1 net) wells, while also participating in 70 gross (14.5 net) non-operated wells with an overall success rate of 99 percent.

•                  Acclaim’s capital program replaced 125 percent of its 2005 production on a proved plus probable basis at a finding, development and acquisition cost of $9.78 per boe, excluding future development capital and $13.01 per boe including future development capital. Acclaim also replaced 108 percent of its production on a total proved reserves basis at a finding, development and acquisition cost of $11.36 per boe, before future development costs and $13.73 including future development costs. These exceptional results were achieved by spending 50 percent of cash flow, a result indicative of the quality of assets acquired by Acclaim over the past three years.

•                  On January 5, 2006, Acclaim completed its merger with StarPoint to form Canetic Resources Trust (“Canetic”). Acclaim and StarPoint were delisted on January 6, 2006 and Canetic began trading on the Toronto Stock Exchange (symbol: CNE.UN) January 9, 2006. Subsequently, Canetic began trading on The New York Stock Exchange (symbol: CNE) on February 15, 2006.

The transaction between Acclaim and StarPoint to form Canetic is being accounted for as an acquisition by Acclaim; therefore Acclaim’s results and operating history will be utilized for comparative purposes when Canetic releases its first quarter results on May 9, 2006.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The results of operations in 2005 in comparison to 2004 and 2003 are as outlined under the section, “Results of Operations”.

A) ANNUAL FINANCIAL INFORMATION

($000s except per unit amounts)

Year ended December 31	2005	2004	2003
Petroleum and natural gas sales	800,249	521,514	289,036
Cash flow from operations	360,475	233,473	142,279
Per unit – basic	3.36	2.61	2.34
Per unit – diluted	3.32	2.58	2.34

Net earnings	65,848	31,263	42,681
Per unit – basic	0.61	0.35	0.70
Per unit – diluted	0.61	0.35	0.70
Balance Sheet Information

Total capital expenditures and acquisitions	208,167	586,757	454,633
Total assets	1,571,097	1,559,201	1,090,741
Working capital deficiency	(45,630)	(27,800)	(4,996)
Long-term debt	309,146	283,845	208,997
Unitholders’ equity	764,583	780,980	581,870
Weighted average trust units outstanding (thousands)	107,202	89,583	60,696

Trust units outstanding at year end (thousands)	109,904	103,580	74,601

CASH FLOW

($ 000’s)

B) QUARTERLY FINANCIAL INFORMATION

($000s except per unit amounts)

	2005				2004
Earnings Information	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Petroleum and natural gas sales	234,098	217,449	177,501	171,201	170,504	167,894	91,407	91,709

Cash flow from operations (1)	106,477	92,679	80,516	80,803	73,804	78,013	39,678	41,977
Per unit – basic	0.97	0.86	0.77	0.77	0.71	0.80	0.50	0.56
Per unit – diluted	0.95	0.85	0.76	0.76	0.71	0.74	0.46	0.55

Net earnings (loss) (1)	48,662	6,538	27,473	(16,825)	23,736	(1,023)	3,575	4,975
Per unit – basic	0.44	0.06	0.26	(0.16)	0.23	(0.01)	0.04	0.07
Per unit – diluted	0.44	0.06	0.26	(0.16)	0.23	(0.01)	0.04	0.07

(1)       When calculating the weighted average number of shares at the end of a quarter, all shares outstanding from the previous quarter are deemed to be outstanding for the entire period, where as in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Factors that have caused period to period variation include:

•                                          Acquisition of Elk Point Resources Inc. On January 28, 2003 we closed the acquisition of Elk Point Resources Inc. (“Elk Point”), a public company involved in the exploration, development and production of petroleum and natural gas in western Canada. The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, we paid $10.9 million cash and issued approximately 10.5 million trust units. Production from these assets at the time of acquisition approximated 6,200 boe/d, comprised of 23 million cubic feet per day (“mmcf/d”) of natural gas and 2,400 barrels per day (“bbl/d”) of crude oil and natural gas liquids (“NGLs”).

•                                          West Central Alberta Property Acquisition On June 26, 2003, we closed the acquisition of the Gilby/Willesden Green properties for a cash purchase price of approximately $135.0 million. The effective date of the Gilby/Willesden Green was April 1, 2003. We financed the transaction with a combination of bank debt and a bought deal financing of 9.7 million units at $9.75 per trust unit for gross proceeds of $95.0 million.

Production from the Gilby/Willesden Green properties at the time of acquisition was approximately 3,500 boe/d, comprised of 9.9 mmcf/d of natural gas and 1,900 bbl/d of light crude oil and NGLs.

•                                          Natural Gas Property Acquisition On August 14, 2003, we closed the acquisition of the Natural Gas Properties for a cash purchase price of approximately $68.4 million. The effective date of the acquisition was July 1, 2003.

Production from these properties at the time of acquisition was approximately 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbl/d of light crude oil and NGLs. Approximately 80 percent of the production associated with these properties is located in our core operation areas. In conjunction with the transaction we completed a bought deal financing of 6.6 million units at $10.95 per trust unit for gross proceeds of $72.2 million.

•                                          Acquisition of Exodus Energy Ltd. On December 19, 2003, we closed the acquisition of Exodus Energy Ltd. (“Exodus”), a private company involved in the exploration, development and production of petroleum and natural gas, for a purchase price of approximately $37.6 million. To finance the transaction we issued 1.3 million trust units, paid $14.4 million cash, and assumed net debt of $7.9 million. In conjunction with the acquisition, a disposition of $1.0 million of certain non-core assets was made on February 10, 2004 resulting in a net purchase price of $36.6 million.

Production from these assets approximated 2,000 bbl/d of oil equivalent, 85 percent weighted to heavy oil, and 15 percent to natural gas and light oil. The primary properties fit well into our Eastern operation district and will provide considerable operating and capital cost savings as well as a solid inventory of drilling prospects.

•                                          ChevronTexaco Properties Acquisition On June 30, 2004, Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation for total cash consideration of $433.7 million. Production and related cash flow has been reflected in the results beginning July 1, 2004. Production from these assets at the time of acquisition approximated 17,000 boe/d. The transaction was financed with bank debt and a $275 million financing which included the issuance of 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of eight percent convertible unsecured subordinated debentures.

Petroleum and natural gas sales are influenced by production volumes and commodity prices. Generally, the prices of crude oil, natural gas and NGLs have increased significantly since the first quarter of 2004. In combination with increased production volumes, petroleum and natural gas sales have continued to increase quarter-over-quarter.

The variation of net earnings quarter-over-quarter is primarily a result of depletion rates, the provision for future income taxes and financial derivative losses. For the quarter ended March 31, 2005, the net loss resulted from non-cash financial derivative losses of $56.1 million, offset by a future income tax recovery of $20.4 million.

Acclaim’s financial results for the three months ended December 31, 2005, were impacted positively by strong commodity prices, and negatively by realized and unrealized financial derivative losses, non-cash unit-based compensation and a strengthening Canadian dollar.

Production volumes average 39,541 boe/d during the three months ended December 31, 2005, two percent lower than the 40,277 boe/d reported for the third quarter of 2005. Commodity prices were again very strong during the quarter. West Texas Intermediate (“WTI”) price averaged US$60.02 per barrel for the three months ended December 31, 2005, up 24 percent from the average price of US$48.28/barrel for the same period in 2004. For the three months ended December 31, 2005, natural gas prices averaged $12.29 per thousand cubic feet (“mcf”) as compared to $6.91/mcf for the same period in 2004.

Fourth quarter cash flow of $106.5 million increased from the $92.7 million reported in the third quarter 2005. Stronger commodity prices offset the impact of a stronger Canadian dollar and slightly higher cash costs.

Earnings for 2005 were primarily affected by non-cash items including unrealized financial derivative losses and non-cash unit-based compensation. The non-cash financial derivative losses, required under generally accepted accounting principles, represent changes in the fair value of the derivative contracts. Non-cash unit-based compensation expense represents the full vesting of all Acclaim rights granted under the Acclaim unit award incentive plan resulting from the proposed StarPoint/Acclaim merger which received unitholder approval on December 19, 2005. Earnings in the fourth quarter were also impacted by an unrealized financial derivative gain net of future income taxes.

RESULTS OF OPERATIONS

Production

Production volumes averaged 40,460 boe/d in 2005, compared to 33,421 boe/d in 2004 (2003 – 21,738 boe/d). The 21 percent increase in average 2005 production resulted from the full year impact of the ChevronTexaco acquisition which closed on June 30, 2004. In addition, incremental production from our 2004 and 2005 drilling and optimization programs helped offset natural declines in many of our core areas.

Year ended December 31	2005	2004	2003
Natural gas (mmcf/d)	104.5	94.2	67.9
Crude oil (bbl/d)	17,779	13,731	8,427
Natural gas liquids (bbl/d)	5,267	3,988	1,997
Barrels of oil equivalent (boe/d)	40,460	33,421	21,738
Percentage natural gas	43%	47%	52%
Percentage crude oil and natural gas liquids	57%	53%	48%

PRODUCTION

(boe/d @ 6:1)

Natural gas sales averaged 104.5 mmcf/d in 2005, 11 percent higher than the 94.2 mmcf/d reported for the same period in 2004 (2003 – 67.9 mmcf/d). Crude oil and NGLs production averaged 23,046 bbl/d, an increase of 30 percent from 17,719 bbl/d reported in the prior year (2003 – 10,424 bbl/d).

Production By Province	B.C.	Alberta	Sask.	Manitoba	Total
Natural gas (mmcf/d)	6.6	97.4	0.5	—	104.5
Crude oil (bbl/d)	122	11,950	4,585	1,122	17,779
Natural gas liquids (bbl/d)	76	5,187	4	—	5,267
Total (boe/d)	1,301	33,365	4,672	1,122	40,460
Percentage	3.2%	82.5%	11.5%	2.8%	100.0%

For the three months ended December 31, 2005, natural gas sales averaged 105.8 mmcf/d, two percent less than the 108.2 mmcf/d reported for the fourth quarter 2004. Crude oil and NGLs production decreased 13 percent to 21,915 bbl/d from 24,774 bbl/d reported for the same period a year earlier. Much of the new production from wells drilled during the fourth quarter 2005 was delayed and not tied in until the first quarter of 2006.

COMMODITY PRICES

Petroleum and natural gas revenue is derived from the sale of oil, natural gas and NGLs production at prevailing posted prices, adjusted for quality and transportation.

Oil prices are influenced by global supply and demand conditions. As the price of oil in Canada is based on a U.S. benchmark price, a strengthening Canadian dollar will have a negative impact on the wellhead price received for our production.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Benchmark Prices (Annual Average)	2005	2004	2003
WTI crude oil (US$/bbl)	56.56	41.40	31.04
NYMEX natural gas (US$/mcf)	8.55	6.14	5.36
AECO natural gas ($/mcf)	8.48	6.79	6.70
Canadian/U.S. dollar exchange rate	0.8253	0.7683	0.7135

West Texas Intermediate at Cushing, Oklahoma (“WTI”) is the benchmark for North American crude oil prices. Canadian crude oil prices are determined by refiners’ postings based primarily at Edmonton, Alberta. Canadian prices adjust WTI for the Canadian/U.S. exchange rate, transportation and quality differentials. NYMEX natural gas prices are referenced from Henry Hub, Louisiana. Western Canadian natural gas prices are referenced from AECO Hub in Alberta and are adjusted for heat content.

Average Prices (before financial derivatives)	2005	2004	2003
Natural gas ($/mcf)	9.08	6.91	6.09
Crude oil ($/bbl)	57.78	46.44	35.51
Natural gas liquids ($/bbl)	40.44	34.18	29.40

The price of WTI crude averaged US$56.56 per barrel during 2005, up 37 percent from the average price of US$41.40 per barrel for the same period in 2004. During the fourth quarter WTI averaged US$60.02 per barrel, down five percent from an average of US$63.19 per barrel in the third quarter.

During 2005, we received an average oil price of $57.78 per barrel as compared to $46.44 per barrel for the comparable period in 2004. Our average oil price was $59.37 per barrel during the fourth quarter, down from an average of $66.82 per barrel reported during the third quarter.

The average oil price we received during 2005 was negatively impacted by the appreciation in the Canadian dollar. The dollar closed the year at US$0.8577, a three percent change from US$0.8308 at December 31, 2004.

Our average natural gas price was $9.08/mcf for 2005, as compared to $6.91/mcf during the same period in 2004. The fourth quarter natural gas price averaged $12.29/mcf.

WTI OIL PRICE

(Source: Canadian Association of Petroleum Producers)

AECO

NATURAL GAS PRICE

(Source: Canadian Association of Petroleum Producers)

CURRENCY RISK

The Canadian/U.S. dollar exchange ratio is significant to our Trust, since our natural gas and oil sales are effectively priced in U.S. dollars and converted to Canadian dollars after taking into consideration quality differentials and transportation costs. Any strengthening in the Canadian dollar relative to its U.S. counterpart will have a negative impact on the wellhead price received for our production.

REVENUE

Revenue Analysis ($000s)	2005	2004	2003
Natural gas	346,125	238,222	157,184
Crude oil and natural gas liquids	454,124	283,292	131,852
Petroleum and natural gas sales	800,249	521,514	289,036

Natural gas sales increased 45 percent year over year from $238.2 million to $346.1 million. Natural gas prices in 2005 were 31 percent higher than those received in 2004, which increased revenue.

Average daily sales of natural gas increased 11 percent to 104.5 mmcf/d in 2005 from 94.2 mmcf/d in 2004 primarily as a result of the volumes acquired from ChevronTexaco in July 2004.

Crude oil and NGLs sales before hedging increased 60 percent during the year to $454.1 million from $283.3 million in 2004 (2003 – $131.9 million). The increase is attributable to increased commodity prices year-over-year and the full year impact of production volumes associated with the ChevronTexaco acquisition. Average daily production of crude oil and NGLs increased to 23,046 bbl/d from 17,719 bbl/d in 2004.

For the three months ended December 31, 2005, petroleum and natural gas revenue totaled $234.1 million as compared to $170.5 million for the same period in 2004. The increase is attributable to higher commodity prices for both crude oil and natural gas.

ROYALTIES

We pay royalties to the owners of the mineral rights with whom we hold leases, including provincial governments. Overriding royalties are also paid to other parties according to contracts. In Alberta, where we produce the majority of our natural gas, a Crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of natural gas consumed in Alberta and natural gas exported from Alberta reduced for transportation and marketing allowances. For 2005, the Alberta Reference Price averaged $7.87/Gj or about $8.30/mcf. There is a maximum rate of 30 percent for new natural gas and 45 percent on old natural gas. The vast majority of our natural gas production is from new natural gas. In the 2005 natural gas price environment, we were subject to the maximum rates. Natural gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan. Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

Royalties ($000s)	2005	2004	2003
Royalties, net of ARTC	175,723	103,957	53,616
% of petroleum and natural gas revenue	22.0%	19.9%	18.5%
$/boe	$11.90	$8.50	$6.76

For 2005, royalties averaged $11.90/boe or approximately 22.0 percent of Acclaim’s total petroleum and natural gas sales price (before hedging) of $54.19/boe. This compares to $8.50/boe or 19.9 percent of average sales price reported for the same period in 2004 (2003 – $6.76 per boe).

For the three months ended December 31, 2005, royalties totaled $52.3 million as compared to $36.4 million during the same period a year earlier due to higher product prices and production volumes. During the fourth quarter royalties as a percentage of sales averaged approximately 22.3 percent as compared to 22.6 percent in the third quarter.

OPERATING COSTS

Operating Costs ($000s)	2005	2004	2003
Operating costs	125,448	98,001	50,179
$/boe	$8.49	$8.01	$6.32

Producing petroleum and natural gas involves many field activities including lifting the oil and natural gas to surface, as well as treating, processing, gathering and storing the commodities. Other costs involved in the production function include those incurred to operate and maintain the wells along with the leases and well equipment.

Assets most suitable for the trust environment are generally more mature with predictable production profiles. Operating costs associated with these types of assets will generally be higher on a unit-of-production basis reflecting the recovery techniques utilized to extract the reserves. Our acquisitions in 2004 and 2003 included production under waterflood and other secondary recovery schemes which are more costly to operate.

Our operating costs increased to $125.4 million compared to $98.0 million during the same period a year earlier (2003 – $50.2 million). On a unit-of-production basis, operating costs averaged $8.49/boe compared to $8.01/boe for the prior year (2003 – $6.32 per boe). A general theme throughout the industry has been higher field service costs including service rigs, labour, trucking and other related mechanical services. These increases, combined with the operating cost structures inherited from acquisitions, caused operating costs year-over-year to increase on a unit-of-production basis. In addition, certain assets within our portfolio, primarily in east central Alberta, are significantly more costly to operate. Although these assets increase our operating costs in total and on a per unit basis, they provide positive cash flow during a high commodity price cycle.

Production Expense Variance Analysis ($000s)		% Change
Reported operating costs – 2004	98,001	—
Increase due to production volumes	20,580	75
Increase due to increased costs	6,867	25
Total increase	27,447	100
Reported operating costs – 2005	125,448	—

During the fourth quarter, operating cost totaled $32.9 million or $9.05 per boe as compared to $32.0 million or $8.12 per boe in 2004. The increase reflects higher operating costs associated with our portfolio of assets, additional maintenance directed at these assets and increased cost pressures due to industry activity. Also included in the fourth quarter is an annual adjustment to insurance expense which added approximately $0.50 per boe to operating costs.

We continue to focus efforts on operational efficiencies that will optimize production and maintain operating costs on a unit-of-production basis.

PETROLEUM AND NATURAL GAS TRANSPORTATION

Transportation ($000s)	2005	2004	2003
Transportation expense	9,897	8,807	7,627
$/boe	$0.67	$0.72	$0.96

Transportation costs are defined by the point of legal custody transfer of the commodity and is dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Acclaim sells all of its production at the lease. The purchaser picks up the production at the lease and pays Acclaim a price for the applicable crude type based upon a price posted at the appropriate market hub, less the transportation costs between that market hub and the lease. For natural gas, Acclaim transports its natural gas from the plant gate to certain established market hubs such as AECO C in Alberta or Station 2 in British Columbia, at which point title transfers to the purchaser. In both cases, transportation costs associated with getting natural gas and clean marketable oil to the point of title transfer are shown separately as a transportation expense.

NETBACKS

	Oil
Cash Netbacks Per Unit Of Production	Conventional	Heavy	Natural Gas	NGL’s	Total
	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)
Sales Price	64.48	37.49	9.08	40.44	54.19

Less:
Royalties	12.77	5.43	2.15	11.86	11.90
Operating costs	8.11	10.38	1.81	—	8.49
Transportation	0.20	0.21	1.18	0.55	0.67
Cash Netbacks Per Unit Of Production	43.40	21.47	3.94	28.03	33.13

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. For 2005, these factors influenced our netbacks: higher commodity prices, financial derivative losses, higher royalty rates, the appreciation in the Canadian dollar, and higher operating costs.

Netbacks ($/boe)	2005	2004	2003
Petroleum and natural gas revenue	54.19	42.63	36.43

Less:
Royalties	11.90	8.50	6.76
Operating costs	8.49	8.01	6.32
Transportation	0.67	0.72	0.96
Net operating income	33.13	25.40	22.39
General and administrative	1.46	1.39	1.28
Interest on long term debt	0.93	0.98	1.11
Interest on convertible debentures	0.30	0.37	0.48
Unit-based compensation – cash paid	0.06	0.14	0.06
Realized (gain) loss on financial derivatives	5.43	3.21	1.21
Large corporation tax	0.54	0.21	0.30
Cash flow from operations	24.41	19.10	17.95
Depletion, depreciation and amortization	15.82	14.68	12.81
Accretion	0.31	0.25	0.22
Unrealized loss on financial derivatives	1.40	0.91	—
Future income taxes (recovery)	0.58	0.10	(0.67)
Unit-based compensation – non-cash	1.84	0.60	0.20
Net earnings	4.46	2.56	5.39

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses ($000s)	2005	2004	2003
G&A expenses	31,885	21,356	12,784
Overhead recoveries	(10,299)	(4,343)	(2,648)
Net G&A expenses	21,586	17,013	10,136
$/boe	$1.46	$1.39	$1.28

General and administrative expenses net of overhead recoveries totaled $21.6 million in 2005, as compared to $17.0 million in 2004 (2003 – $10.1 million). On a unit-of-production basis, general and administrative expenses averaged $1.46 per boe as compared to $1.39 per boe for the same period in 2004 (2003 – $1.28 per boe).

During 2004 and 2005, we increased our head office staff in order to properly manage our business, including acquisitions made and those being contemplated. The level of activity in the trust sector has not only increased the cost of hiring qualified candidates, it has also increased the cost of retaining existing employees and consultants. In 2005, approximately 77 percent of total general and administrative expenses were labour related, including salary, benefits and consulting fees.

OPERATING NETBACKS

($/boe)

CASH NETBACKS

($/boe)

For the three months ended December 31, 2005, general and administrative expenses increased slightly to $1.57 per boe, reflecting costs associated with hiring additional staff to manage the StarPoint transaction.

INTEREST EXPENSE ON LONG-TERM DEBT

Interest Expense ($000s)	2005	2004	2003
Interest expense	13,752	12,054	8,841
Bank loans, December 31	309,146	283,845	208,997
Debt to trailing cash flow	0.9	1.2	1.4

Interest expense, representing interest on bank debt increased to $13.8 million or $0.93 per boe from $12.1 million or $0.98 per boe a year earlier (2003 – $8.8 million or $1.11 per boe). During 2005, average debt levels increased as a result of the ChevronTexaco acquisition made in July 2004.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during 2005 approximated 4.0 percent.

INTEREST EXPENSE ON CONVERTIBLE DEBENTURES

Effective January 1, 2005, the Trust retroactively adopted the changes to Canadian Institute of Chartered Accountants Standard S.3860, Financial Instruments. This revised accounting standard required the Trust to include convertible debentures as a component of long-term debt with the value of the conversion feature of the debentures classified as equity. Over the term of the debentures the debt portion will accrete up to the principal balance at maturity with the charge going to interest expense. The related interest expense has been classified as interest expense on the Consolidated Statements of Earnings.

During the year ended December 31, 2005 we recorded interest on convertible debentures of $4.3 million (2004 – $4.6 million). During the fourth quarter 2005, $8.6 million of debentures were converted, leaving $16.3 million of convertible debentures outstanding at December 31, 2005.

INTEREST RATE RISK MANAGEMENT

The Trust is exposed to fluctuations in interest rates on our floating rate long-term debt. Acclaim has not entered into any arrangements to manage this risk.

UNIT-BASED COMPENSATION

On May 19, 2004, the unitholders of Acclaim approved a unit award incentive plan to replace the Option Plan. The plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to Directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of petroleum and natural gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

As of December 31, 2005, there were 964,796 Restricted Trust Units and 591,624 Performance Trust Units outstanding.

All outstanding Acclaim Rights granted under the Acclaim Unit Award Incentive Plan will vest pursuant to the Acclaim StarPoint Plan of Arrangement and, as a result, holders of Acclaim Rights will participate in the arrangement and will receive the same consideration as Acclaim Unitholders. Unit-based compensation expense includes the value of the vesting (net of the capitalized portion) of these rights pursuant to unitholder approval received on December 19, 2005 to proceed with the transaction.

DEPLETION, DEPRECIATION AND AMORTIZATION

The current year provision for depletion, depreciation and amortization totaled $233.7 million as compared to $179.6 million in 2004 (2003 – $101.6 million). On a unit-of-production basis, depletion, depreciation and amortization costs averaged $15.82 per boe as compared to $14.68 per boe in 2004 (2003 – $12.81 per boe). The increase in the 2005 provision is due to the ChevronTexaco acquisition, which increased property, plant and equipment by approximately $477.0 million.

COMMODITY PRICE RISK MANAGEMENT

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favorable price movements. This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 90 percent of its natural gas production to the spot markets.

During 2005, we recorded a realized financial derivative loss of $80.2 million as compared to a loss of $39.4 million in 2004 (2003 – $9.6 million).

The following hedge commitments have been put in place for 2006 as noted below:

Commodity Contracts	Q1 2006	Q2 2006	Q3 2006	Q4 2006	2007
Natural Gas

Participating Swaps (Gj/d)	10,000	—	—	—	—
Participating Swaps ($/Gj)(1)	$7.00	$—	$—	$—	$—
Collars Volume (Gj/d)	35,000	35,000	35,000	28,333	6,250
Collar Floors ($/Gj)	$8.44	$7.79	$7.79	$8.15	$8.40
Collar Caps ($/Gj)	$12.71	$11.46	$11.46	$13.50	$14.92
Calls Sold (Gj/d)	—	—	—	—	—
Calls Sold ($/Gj)	$—	$—	$—	$—	$—

Total Volume Hedged (Gj/d)	45,000	35,000	35,000	28,333	6,250

Crude Oil

Fixed Price Volume (bbl/d)	1,500	1,500	1,500	1,500	1,500
Fixed Price Average ($US/bbl)	$48.11	$48.11	$48.11	$48.11	$48.11
Participating Swaps (bbl/d)	1,000	1,000	1,000	1,000	—
Participating Swaps ($US/bbl)(2)	$47.50	$47.50	$47.50	$47.50	$—
Collars Volume (bbl/d)	4,500	4,500	4,500	4,500	2,000
Collar Floors ($US/bbl)	$43.89	$43.89	$43.89	$43.89	$51.50
Collar Caps ($US/bbl)	$59.90	$59.90	$59.90	$59.90	$77.00

Total Volume Hedged (bbl/d)	7,000	7,000	7,000	7,000	3,500

(1) Natural Gas Participating Swaps participate in 70% of any price rise above $7.00 in Q1 2006.

(2) Crude Oil Participating Swaps participate in 67% of any price rise above $47.50 in 2006.

UNREALIZED LOSS ON FINANCIAL DERIVATIVES

Accounting standards require that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. At December 31, 2005, we recorded a current financial derivative liability of $23.0 million and a long-term financial derivative liability of $8.8 million. The estimated fair value is based on a mark-to-market calculation as at December 31, 2005 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity prices.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of 8 percent and an inflation rate of two percent.

As of December 31, 2005, the amount to be recorded as the fair value of the liability was estimated to be $68.2 million (December 31, 2004 – $58.6 million). During this year, Acclaim incurred $6.3 million (2004 – $2.9 million) of actual abandonment and reclamation costs and recorded accretion of $4.6 million (2004 – $3.0 million).

INCOME TAXES

During 2005, Acclaim recorded a future income tax expense of $8.6 million. Current taxes for the year include a provision of $5.7 million for federal and provincial capital taxes. Acclaim had also recognized additional taxes of $2.3 million representing amounts paid as final settlement with Canada Revenue Agency in respect of their audit of the flow through share obligations of a predecessor corporation.

Estimated Income Tax Pools ($000s)	December 31, 2005
Undepreciated capital costs	193,133
Canadian oil and natural gas property expenses	189,502
Canadian exploration expenses	8,414
Canadian development expenses	109,673
Non-capital losses	—
Financing charges	14,665
Total estimated income tax pools	515,387

NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

In accordance with CICA, EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” Acclaim is required to reflect exchangeable shares as non-controlling interest on the balance sheet. Previously the exchangeable shares were reflected as a component of unitholders’ equity. The exchangeable shares issued by Acclaim were initially recorded at fair value; therefore, conversions of exchangeable shares are transferred into unit capital at the initial fair value.

The following is a summary of exchangeable shares outstanding:

Exchangeable Shares	Number of Units	Amount
Balance, December 31, 2004	808	7,837
Shares exchanged	(428)	(4,033)
Adjustment to exchange ratio for distributions	50	—
Balance, December 31, 2005	430	3,804

GOODWILL

The Trust recognizes goodwill on corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is tested annually at year-end for impairment or as events occur that could result in impairment. Impairment is recognized when the fair value of the Trust is less than the book value of the Trust. A write down of goodwill was not required at December 31, 2005 and 2004.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow ($000s)	2005	2004	2003
Net Earnings	65,848	31,263	42,681
Adjustments for:
Unit-based compensation	27,166	7,344	1,564
Depletion, depreciation and amortization	233,693	179,557	101,587
Accretion	4,560	3,045	1,743
Unrealized loss on financial derivatives	20,635	11,093	—
Future income taxes	8,573	1,171	(5,296)
Cash flow from Operations	360,475	233,473	142,279
Unitholder’s Equity	764,583	780,980	581,870

For the year ended December 31, 2005, cash flow from operations totaled $360.5 million or $3.32 per diluted unit, representing a 54 percent increase from the $233.5 million, or $2.58 per diluted unit during the same period in 2004 (2003 – $142.3 million or $2.34 per diluted unit). Our 2005 cash flow included a realized loss on financial derivative contracts of $80.2 million ($0.74 per diluted unit) as compared to a loss of $39.4 million ($0.43 per diluted unit) in 2004. The increase is due to higher production levels associated with the ChevronTexaco acquisition which closed June 30, 2004, and higher commodity prices received during the year. Our basic weighted average units outstanding totaled 107.2 million for the year ended December 31, 2005.

Cash flow for the fourth quarter was $106.5 million or $0.95 per diluted unit as compared to $73.8 million or $0.70 per diluted unit during the same quarter in 2004 (2003 – $37.6 million or $0.51 per diluted unit). The increase is attributable to an increase in commodity prices.

BANK DEBT

At December 31, 2005 we had an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $425.0 million including a $400.0 million revolving facility and a $25.0 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed semi-annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At December 31, 2005, $309.1 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At December 31, 2005 we had a working capital deficit of $45.6 million. Included in the working capital deficit is a net liability of $23.0 million which represents the value of financial derivative commodity contracts as required under the new hedge accounting guidelines implemented in 2005. Excluding the net liability for financial derivative losses we had a working capital deficit of $22.7 million at December 31, 2005.

Our working capital deficit at year end was slightly higher than would otherwise be expected primarily due to our capital expenditure program in the fourth quarter, the unrealized financial derivative liability and approximately $12.0 million of reorganization costs associated with the Acclaim StarPoint transaction. The capital program resulted in the drilling of 82 gross (52.4 net) wells in the fourth quarter, many of which will be tied in and put on production during the first quarter 2006.

Our debt and equity structure as at December 31, 2005 was as follows:

	2005		2004
($000s)	Amount	%	Amount	%
Bank debt, net of working capital deficit	354,776	26.8	311,645	24.2
Future income taxes	202,110	15.3	193,537	15.1
Unitholders’ equity	764,583	57.9	780,980	60.7
Total	1,321,469	100.0	1,286,162	100.0

Our growth has resulted from acquisitions and we regularly evaluate opportunities to acquire properties or companies. Future acquisitions will be financed with debt and/or equity financings.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from property dispositions, will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our annual capital expenditures over the next few years will be greater than our expenditures in fiscal 2005. We establish our capital expenditure program based on an annual budget review process, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

CAPITAL

As at December 31, 2005, we had issued capital of 109.9 million units. If all the outstanding exchangeable shares and convertible debentures were converted into units, a total of 111.6 million units would be outstanding.

a) Trust Units

	2005		2004
($000s)	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	103,580	1,003,294	74,601	660,048

Issued for cash
Pursuant to equity offerings, net of costs	—	(350)	26,825	320,171
Employee savings plan	107	1,646	160	2,155
Exercise of unit options	—	—	11	116
Distribution reinvestment plan	546	8,492	235	3,122
Conversion of 11% debentures	394	3,844	1,523	14,854
Conversion of 8% debentures	4,395	59,330	155	2,099
Conversion of exchangeable shares	428	4,033	70	729
Unit award incentive plan	454	7,170	—	—
	109,904	1,087,459	103,580	1,003,294
Unit purchase loan receivable	—	—	—	(1,231)
Balance, end of year	109,904	1,087,459	103,580	1,002,063

b) Convertible Debentures

	Number of Units
($000s)	Available on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2004	5,401	72,901
Converted to units during the year	(4,395)	(59,330)
Balance, December 31, 2005	1,006	13,571

ii) 11% Convertible Debentures
Balance, December 31, 2004	672	6,562
Converted to units during the year	(394)	(3,844)
Balance, December 31, 2005	278	2,718
Total, December 31, 2005	1,284	16,289

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11 percent convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

Effective January 1, 2004 under amendments to CICA Section 3860 Financial Instruments, we reclassified the outstanding 8% and 11% convertible debentures and corresponding interest expense to debt rather than accounting for it as an equity instrument. During 2005, $63.2 million of debentures were converted resulting in the issuance of 4.8 million units.

CAPITAL EXPENDITURES

Petroleum and natural gas reserves are a non-renewable resource. As they are produced, our objective is to replace those reserves through a combination of property acquisitions and internal drilling opportunities. In 2003, we focused on property and corporate acquisitions to build the base of our Trust. In 2004, we focused on improving the quality of our reserves by purchasing the ChevronTexaco assets and spending approximately $47.0 million on internally generated drilling opportunities. In 2005, we focused on exploiting our reserve base, drilling new wells and optimizing existing production.

Capital Expenditures ($000s)	2005	2004	2003
Land	13,361	3,792	1,179
Geological and geophysical	3,139	1,067	2,655
Drilling	80,501	46,932	20,238
Workovers and recompletions	42,926	25,982	—
Production equipment and facilities	32,294	13,997	16,254
Net development expenditures	172,221	91,770	40,326
Chevron acquisition – cash	—	433,160	—
Chevron acquisition – non cash	—	44,008	—
Elk Point acquisition	—	—	170,000
Exodus acquisition	—	—	37,912
Other property acquisitions	13,554	10,447	211,073
Dispositions	(4,610)	(9,280)	(6,013)
Net capital expenditures	181,165	570,105	453,298
Office equipment	4,667	3,609	1,335
Asset retirement obligations change in estimate	11,319	13,043	—
Capitalized non-cash compensation	11,016	—	—
Total capital expenditures	208,167	586,757	454,633

During 2005, expenditures for exploration and development activities totaled $172.2 million as compared to $91.8 million in 2004 (2003 – $40.3 million). A total of 172 gross (106.6 net) wells were drilled during the year, including 82 gross (52.4 net) wells in the fourth quarter, compared to 78 gross (51.4 net) wells during the fourth quarter 2004.

WELLS DRILLED

CASH DISTRIBUTIONS

($ 000s, except where indicated)	2005	2004	2003
Cash flow from operations	360,475	233,473	142,279
Distributions	207,474	171,791	115,833
Distributions per unit ($)	1.95	1.95	1.95
Payout ratio (%)	58%	74%	82%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans. Management is prepared to adjust the payout levels in an effort to balance desired distributions with our requirement to maintain an appropriate and prudent capital structure.

For the year ended December 31, 2005, we distributed $207.5 million ($1.95 per unit) which represented 58 percent of cash flow from operations as compared to cash distributions of $171.8 million ($1.95 per unit) representing a 74 percent payout ratio in 2004.

For the three months ended December 31, 2005, the payout ratio decreased to 50 percent as we generated $106.5 million of cash flow from operations and distributed $53.3 million.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and U.S. tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

CANADIAN TAXPAYERS

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, trust units are qualified investments for RRSPs, RRIFs, RESPs and DPSPs. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit, less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2005 to January 2006. For Canadian tax purposes, 31.28 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 68.72 percent is taxable as other income. During the same period in 2004 the Trust paid $1.95 per trust unit in cash distributions, of which 56.66 percent was a tax-deferred return of capital and 13.34 percent taxable.

The taxability of our distributions increased during 2005, a direct result of increased cash flows due to strong commodity prices and limited tax pools associated with the assets acquired from ChevronTexaco.

U.S. TAXPAYERS

Prior to 2005, U.S. unitholders who received cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law. Legislative changes which took effect on January 1, 2005, imposed an additional 15 percent withholding tax on the non-taxable portion of the distribution. U.S. taxpayers should be eligible for a foreign tax credit with respect to 100 percent of Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using U.S. tax principles. The taxable portion so determined, is considered to be a dividend for U.S. tax purposes. For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid $US 1.61 per trust unit to U.S. residents during the calendar year 2005 of which 75.03 percent was taxable as a qualified dividend and 24.97 percent a tax-deferred return of capital.

CONTRACTUAL OBLIGATIONS

Acclaim has the following minimum annual commitments including long-term debt.

($000s)	Total	2006	2007	2008	2009	2010	Thereafter
Credit facility	309,146	—	—	—	—	—	309,146
Convertible debentures	16,289	—	2,718	—	13,571	—	—
Office lease	21,531	4,677	4,677	4,677	4,677	1,613	1,210
Total	346,966	4,677	7,395	4,677	18,248	1,613	310,356

CONTINGENCY

On December 12, 2004, a natural gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta. The resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and did not have an impact on production in the area.

At the time, Acclaim carried control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to approximate $50 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site. At December 31, 2005, costs approximating $50 million have been incurred of which $49.4 million has been paid to suppliers for services provided. Insurance recoveries to date total $35.0 million. The Trust is currently finalizing all remaining claims with its insurers. Although certain costs associated with the claim will not be recovered, we do not expect such amounts to be material.

RISK MANAGEMENT

Investors who purchase our units are participating in the net cash flow from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the units are subject to numerous risks inherent in the industry.

Our expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/U.S. currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on the business development team and perform stringent levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and natural gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

We are subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, we minimize the total sales value with any particular purchaser.

The value of our trust units is based on the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and natural gas prices increase the risk of write-downs on our oil and natural gas property investments. In order to mitigate this risk, our proved and probable oil and natural gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counterparties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to achieve substantial rates of growth, we must continue reinvesting in, acquiring or drilling for petroleum and natural gas. As we distribute the majority of our net cash flow to unitholders, we must finance a large portion of our acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for our acquisition/expenditure program is through the issuance of equity. If we are not able to access the equity markets due to unfavorable market conditions for an extended period of time, this may adversely impact our growth rate. We minimize the financial market risk by maintaining a conservative financing structure.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Trust’s significant accounting policies are summarized in Note 1 to the Trust’s audited consolidated financial statements for the years ended December 31, 2005 and 2004. Certain of these policies are recognized as critical because in applying these policies, management is required to make judgments, assumptions and estimates that have a significant impact on the financial results of the Trust.

OIL AND NATURAL GAS RESERVES

Reserves estimates and revisions to those reserves, although not reported as part of the Trust’s financial statements, can have a significant impact on net earnings as a result of their impact on depletion, depletion rates, asset retirement obligations, asset impairments and purchase price allocations. In adherence with National Instrument 51-101, 100 percent of the Trust’s proved plus probable oil and natural gas reserves were evaluated and reported on by independent petroleum engineers GLJ Petroleum Consultants Ltd. and Sproule Associates Limited. However, the process of estimating oil and natural gas reserves is complex and is subject to uncertainties and interpretations. Estimating reserves requires significant judgments based on available geological and reservoir data, past production and operating performance and forecasted economic and operating conditions. These estimates may change substantially as additional data from ongoing development, testing and production becomes available, and due to unforeseen changes in economic conditions which impact oil and natural gas prices and costs.

FULL COST ACCOUNTING

The Trust follows the full cost method of accounting for oil and natural gas activities. Using the full cost method of accounting, all costs of acquiring, exploring and developing oil and natural gas properties are capitalized, including unsuccessful drilling costs and administrative costs associated with acquisitions and development.

In accordance with full cost accounting, a ceiling test is performed, on a quarterly basis, to test for asset impairment. An impairment loss is recorded if the sum of the undiscounted cash flows expected from the production of the proved reserves and the lower of cost and market of unproved properties does not exceed the carrying values of the oil and natural gas assets. An impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flow expected from the production of proved and probable reserves and the lower of cost and market of unproved properties. The cash flow used in testing for impairment is based on the estimates of remaining proved and probable reserves, future commodity prices and future operating costs.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

ASSET RETIREMENT OBLIGATIONS

Management calculates the asset retirement obligation based on estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. The fair value estimate is capitalized to property, plant and equipment as part of the cost of the related asset and amortized over its useful life.

BUSINESS COMBINATIONS

Management makes various assumptions in determining the fair values of any acquired company’s assets and liabilities in a business combination. The most significant assumptions and judgments made relate to the estimation of the fair value of the oil and natural gas properties. To determine the fair value of these properties we estimated oil and natural gas reserves and future prices of oil and natural gas.

INCOME TAXES

The Trust is not liable for income tax as it allocates all of its taxable income to its unitholders. Income taxes are calculated for the corporate subsidiaries using the liability method whereby tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between amounts reported in the financial statements and their respective tax base using substantively enacted income tax rates. The effect of a change in income tax rates in future tax liabilities and assets are recognized in income in the period in which the change occurs. The determination of income and other tax liabilities requires interpretation of complex laws and regulations. All tax filings are subject to audit and assessment by taxing authorities after the lapse of considerable time. As a result, the actual income tax liability may differ from that recorded.

RECENT ACCOUNTING PRONOUNCEMENTS

FINANCIAL INSTRUMENTS

In April 2005, the Canadian Institute of Chartered Accountants issued the following new Handbook Sections: Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3865, Hedges. The effective date for adoption for all four sections is on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004, however, an entity that has previously issued interim financial statements prepared in accordance with generally accepted accounting principles for a period within a particular fiscal year is precluded from adopting this section until the beginning of its next fiscal year. As well, early-adoption of any one of these standards also requires early-adoption of at least two of the other three. These new accounting standards for Canadian GAAP will converge more closely with U.S. GAAP as all financial instruments will be recorded on the balance sheet at fair value. Changes in fair value will be included in earnings, except for derivative financial instruments designated as hedges, for which changes in fair value will be included in comprehensive income.

Acclaim has not assessed the future impact these sections will have on the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so appropriate decisions can be made regarding public disclosure. As at December 31, 2005, the CEO and the CFO have evaluated the effectiveness of Acclaim’s disclosure controls and procedures as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

OUTLOOK

We believe that the merger of Acclaim and StarPoint to form Canetic has created a new benchmark energy trust with substantial financial strength and a great asset and opportunity base. The combined entity allows former unitholders of both Acclaim and StarPoint to participate in a trust that has access to a number of quality conventional oil and natural gas plays in the Western Canadian Sedimentary Basin.

Our acquisition strategy was to assemble an asset portfolio characterized by large oil and natural gas in place with opportunities to increase recovery factors. We have and will continue to see advancements in technology that will improve the ultimate recovery of oil and natural gas in place. Over the long term, we expect to participate and benefit from those improvements including secondary and tertiary recovery schemes including potential CO2 injection.

Exploitation has become a significant component of our business strategy. In 2005, we reported strong results for Acclaim’s program including positive technical revisions which are a reflection of the quality of assets accumulated over the past three years.

In 2006, we will continue to actively exploit our asset base. We have budgeted approximately $320.0 million for 2006. More than 50 percent of that amount will be allocated to the drilling of approximately 240 wells. The drilling program is split 50 percent to oil, with development primarily on many of the former StarPoint properties, and 50 percent to natural gas with development of many of the former Acclaim properties. Approximately 80 percent of Canetic’s 2006 drilling budget is directed to lower risk conventional oil and natural gas development in southeast Saskatchewan, southeast Alberta, Willesden Green and the Peace River arch. Approximately 10 percent of the drilling budget is directed to shallow natural gas primarily in the southeast Alberta region, and 10 percent is dedicated to resource play development including coalbed methane at Corbett Creek, Cadomin/Doig natural gas at Blackhawk in Northeast British Columbia and Cardium oil at Willesden Green. We have also allocated approximately 25 percent of our capital program to optimization opportunities which continue to add production at very efficient rates.

In the early part of 2006, our focus has been to tie in production from our successful fourth quarter drilling program, while pursuing aggressive optimization programs on our producing properties. Canetic also initiated its 2006 drilling program, participating in 55 gross (32.5 net) wells. Of these wells, 24 have been drilled in our core southeast Saskatchewan/Williston Basin area where we have operated 11 gross (10 net) wells and have participated in another 13 gross (5.3 net) wells operated by our partners. A total of eight gross wells have been drilled for coalbed methane in the first quarter, including two gross (0.9 net) wells at Corbett Creek in central Alberta and six gross (3.9 net) wells in Wyoming. Currently, Canetic has four drilling rigs in operation, with two rigs in northwest Alberta, one in Willisden Green and one in southeast Saskatchewan.

In 2006, we continue to target annual average production of approximately 73,500 to 75,500 boe/d. In the first half of the year, this may be affected by the continuing decline of Leduc D3 production at Acheson as well as tie-in delays and capacity constraints for natural gas at Pouce Coupe and Willesden Green. These declines are being offset by aggressive optimization programs in central and western Alberta and the execution of our first quarter programs elsewhere. The decline of the Acheson Leduc D3 production was anticipated and we have been working since the fourth quarter of 2005 to build behind pipe natural gas volumes for delivery into the Acheson Gas Plant as the Leduc D3 volume declines free up processing capacity. Given current commodity prices, this production target should result in a payout ration of 60 to 65 percent at current distribution levels. The balance of cash flow available should be sufficient to finance the majority of our capital expenditure program of $320 million.

The oil and natural gas industry had experienced significant increases in all costs over the past 18 months including labour, both in the field and head office, and all services including power, pipe and drilling. In 2006, we are forecasting operating costs of approximately $8.50 per boe and G&A costs of $1.30 per boe. However, we continue to pursue opportunities to manage costs in a rising environment.

As we look forward, we will continue to execute our business strategies, which include acquisitions combined with strong asset exploitation and management programs.

Although we do not anticipate any significant acquisitions in the near term we continue to monitor both asset and corporate acquisition opportunities including maintaining a leadership role in the consolidation of oil and natural gas trusts. We are also reviewing opportunities outside Canada, particularly in the U.S.

Additional information relating to the Trust, including the Annual Information Form is located on SEDAR at www.sedar.com.